Exhibit 99.2

PURE NICKEL INC.

CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2009
(Unaudited)

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	August 31,	November 30,
	2009	2008
ASSETS

Current assets:
Cash and cash equivalents (Note 4)	$3,894,052	$7,700,559
Short-term investments (Note 4)	3,531,474	50,000
Amounts receivable	55,147	32,015
Prepaid expenses and deposits	89,797	42,984
	7,570,470	7,825,558
Fixed assets (Note 5)	15,013	17,269
Mineral properties (Note 6)	38,728,137	39,143,940
Investments	16,725	2,375
	$46,330,345	$46,989,142

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$327,602	$158,722
Accrued liabilities	260,830	297,105
	588,432	455,827

Shareholders’ equity:
Share capital (Note 7)	45,213,503	45,213,503
Contributed surplus (Note 8)	11,715,495	11,615,950
Deficit	(11,187,085)	(10,296,138)
	45,741,913	46,533,315
	$46,330,345	$46,989,142

Nature of operations (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the board of directors:

“Dave McPherson”	“Harry Blum”
Dave McPherson, Director	Harry Blum, Director

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS,
COMPREHENSIVE LOSS AND DEFICIT
(Unaudited)

	Three months ended		Nine months ended
	August 31		August 31
	2009	2008	2009	2008
Revenues	$–	$–	$–	$–
Expenses:
Administration and general	103,651	338,310	803,700	1,523,160
Loss before other income (expenses)	(103,651)	(338,310)	(803,700)	(1,523,160)
Other income (expenses):
Interest income	15,426	56,729	52,307	253,184
Impairment of fixed assets	–	–	–	(17,501)
Impairment of mineral properties	–	(647,368)	–	(647,368)
Change in fair value of investments	15,050	(95,475)	14,350	(273,530)
Foreign exchange gain (loss)	662	(64,113)	(153,904)	(55,641)
	31,138	(750,227)	(87,247)	(740,856)
Net loss for the period	(72,513)	(1,088,537)	(890,947)	(2,264,016)
Deficit, beginning of period	(11,114,572)	(9,039,577)	(10,296,138)	(7,864,098)
Deficit, end of period	$(11,187,085)	$(10,128,114)	$(11,187,085)	$(10,128,114)
Loss per share – basic and diluted	$(0.001)	$(0.02)	$(0.01)	$(0.03)
Weighted average number of shares	67,765,559	67,765,559	67,765,559	67,765,559

The accompanying notes are an integral part of these consolidated financial statements.

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended		Nine months ended
	August 31		August 31
	2009	2008	2009		2008
Operating activities:
Net loss for the period	$(72,513)	$(1,088,537)	$(890,947	) $	(2,264,016)
Items not affecting cash:
Depreciation	1,567	1,520	5,320		6,347
Impairment of fixed assets	-	–	-		17,501
Impairment of mineral properties	-	647,368	-		647,368
Change in fair value of investments	(15,050)	95,475	(14,350)		273,530
Stock-based compensation	41,806	16,263	99,545		229,711
	(44,190)	(327,911)	(800,432)		(1,089,559)
Changes in non-cash working capital items:
Amounts receivable	(10,977)	366,111	(23,132)		155,541
Prepaid expenses and deposits	415,882	(326,356)	(46,813)		(47,508)
Accounts payable	207,160	325,917	168,880		198,242
Accrued liabilities	152,889	(80,000)	(36,275)		(130,939)
Total cash flows (used in) provided by operating activities	720,764	(42,239)	(737,772)		(914,223)
Investing activities:
Capitalized mineral property expenditures	(271,804)	(1,301,226)	415,803		(5,441,270)
Net sales (purchase) of short term investments	37,059	-	(3,481,474)		(50,000)
Acquisition of fixed assets	-	(12,665)	(3,064)		(12,665)
Total cash flows used in investing activities	(234,745)	(1,313,891)	(3,068,735)		(5,503,935)
Increase (decrease) in cash and cash equivalents during the period	486,019	(1,356,130)	(3,806,507)		(6,418,158)
Cash and cash equivalents, beginning of period	3,408,033	7,898,368	7,700,559		12,960,396
Cash and cash equivalents, end of period	$3,894,052	$6,542,238	$3,894,052 $		6,542,238
Cash and cash equivalents consists of:
Cash	$3,805,727	$2,036,072	$3,805,727 $		2,036,072
Term deposits	88,325	4,506,166	88,325		4,506,166
	$3,894,052	$6,542,238	$3,894,052 $		6,542,238

Supplementary cash flow information
Non-cash investing and financing activities:
Warrants received for options on mineral property	–	$–	–		$401,480

The accompanying notes are an integral part of these consolidated financial statements.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Unaudited)

1.	NATURE OF OPERATIONS

Pure Nickel Inc., formerly Nevada Star Resource Corp., (the “Company”) was incorporated under the laws of British Columbia, and subsequently continued under the Canada Business Corporations Act.

The Company is in the business of acquiring, exploring and developing mineral properties in Canada and the United States, primarily those containing nickel, platinum group elements (PGEs), copper, gold, silver and associated base and precious metals. The Company has not yet determined whether its mineral properties contain economically recoverable reserves. The recoverability of the amounts shown for mineral properties is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to enter into joint ventures or obtain financing to successfully complete their development, and upon future profitable production.

2.	SIGNIFICANT ACCOUNTING POLICIES

	(a)	Basis of presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, in accordance with disclosure requirements for the presentation of interim financial information, do not contain all of the disclosures included in the annual financial statements, and accordingly should be read in conjunction with the most recent annual financial statements. These interim financial statements follow the same accounting policies and methods of application as in those annual financial statements, except as described in Note 3, and are expressed in Canadian dollars. All significant inter-company balances and transactions have been eliminated upon consolidation.

	(b)	Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the recoverability or valuation of receivables and mineral properties, the utilization of future income tax assets and the valuation of asset retirement obligations and stock- based compensation. Actual results could differ from these estimates.

	(c)	Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less that are readily convertible to known amounts of cash and are subject to insignificant changes in value.

	(d)	Short-term investments

Short-term investments consist of highly liquid short-term interest-bearing securities with a term to maturity of greater than three months on the date of purchase, and less than one year from the fiscal year-end. Short-term investments are recorded at the lower of cost or fair value. Funds that are not available for use by the Company are noted as restricted.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	(e)	Fixed assets

Fixed assets are recorded at cost less accumulated depreciation and are depreciated on a declining-balance basis over their expected useful lives at the following annual rates:

Office equipment	20%
Computer hardware	30%
Computer software	100%

(f)	Mineral properties

Mineral property acquisition and exploration costs are recorded at cost. All direct and indirect costs related to the acquisition of the interests are capitalized until the properties to which they relate are placed into production, sold, or management determines that there is an impairment in value. The recorded cost of mineral properties consists of cash paid, the value of shares or warrants issued, and exploration and development costs incurred. These costs will be amortized on the basis of units of production produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties that are sold before a property reaches the production stage have proceeds from the sale of the property credited against the cost of the property, and any excess recognized as income.

(g)	Investments

Investments consist of warrants received as part of option agreements negotiated with venture partners. A fair value is ascribed to the warrants at the transaction date using the Black-Scholes option-pricing model, and that amount is offset against capitalized mineral property expenditures. At each subsequent balance sheet date, the fair value is recalculated and any gain or loss is reported in the consolidated statements of operations, comprehensive loss and deficit.

(h)	Impairment of long-lived assets

The recoverability of long-lived assets, which include fixed assets, investments, and mineral properties, is assessed when an event occurs that indicates impairment. Recoverability is based upon factors such as future asset utilization and the future undiscounted cash flows expected to result from the use or sale of the related assets. An impairment loss is recognized in the period when it is determined that the carrying amount of the asset will not be recoverable and exceeds its fair value. At that time the carrying amount is written down to fair value.

(i)	Foreign currency translation

The consolidated financial statements are stated in Canadian dollars, which is the Company’s functional currency. Transactions and account balances in foreign currencies and the accounts of integrated foreign subsidiaries have been translated into Canadian dollars using the temporal method. Under the temporal method, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historic exchange rates. Revenue and expenses are translated at the exchange rates in effect on the transaction dates, except for depreciation, which is translated on the same basis as the related asset. The resulting exchange gains and losses are recognized in income.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	(j)	Loss per share

Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Outstanding stock options, warrants, and agent unit warrants have not been considered in the computation of diluted loss per share as the result is anti-dilutive.

	(k)	Stock-based compensation

The Company has a plan for granting stock options to management, directors, employees and consultants. The Company recognizes compensation expense for this plan at fair value in accordance with the CICA Handbook section 3870 – Stock-Based Compensation and Other Stock-Based Payments. Under this method, the fair value of each option grant is estimated on the date of the grant and amortized over the vesting period, with the resulting amortization credited to contributed surplus. The fair value of each grant is determined using the Black-Scholes option- pricing model. Consideration paid upon the exercise of stock options is recorded as share capital.

	(l)	Asset retirement obligations

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the reclamation of mineral properties. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred and the corresponding asset retirement cost is added to the carrying amount of the related asset. The cost is amortized over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation. As at August 31, 2009 and November 30, 2008, the Company had not incurred any asset retirement obligations related to the exploration of its mineral properties.

	(m)	Income taxes

Future income taxes are recorded using the asset and liability method whereby future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

	(n)	Financial instruments

Cash and cash equivalents, short-term investments and investments are designated as held-for- trading and are measured at fair value. Amounts receivable are designated as loans and receivables and are measured at amortized cost. Accounts payable and accrued liabilities are designated as other financial liabilities and are measured at amortized cost. Changes in fair value of held-for-trading financial instruments are reflected in the consolidated statements of operations, comprehensive loss and deficit and included in deficit on the consolidated balance sheets.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Unaudited)

3.	ADOPTION OF NEW ACCOUNTING STANDARDS

	(a)	General standards of financial statement presentation

In June 2007, the CICA issued amended section 1400 – General Standards of Financial Statement Presentation. The section provides revised guidance related to management’s responsibility to assess and disclose the ability of an entity to continue as a going concern. This amended standard applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. The Company has adopted the standard effective December 1, 2008. The adoption of this standard has not had a significant impact on the Company’s financial statements.

	(b)	International Financial Reporting Standards

The Company will be required to adopt International Financial Reporting Standards (IFRS) in the fiscal quarter ended February 29, 2012. The conversion to IFRS will affect the Company’s accounting policies, information technology and data systems, internal controls over financial reporting, and disclosure controls and procedures. The transition may affect certain business processes such as foreign exchange conversion, and the interpretation of some contracts.

The Company’s conversion plan has four phases: scoping and planning, detailed assessment, implementation, and post-implementation. The Company is currently in the scoping and planning phase which entails, among other things, identifying the resources required, areas for review and establishing a project plan and timetable.

4.	CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Approximately $88,000 of cash and cash equivalents consist of 30-day term deposits held as security for corporate credit cards, and represent restricted funds that cannot be withdrawn while the credit cards are outstanding.

Short-term investments represent funds invested in guaranteed investment certificates and similar securities of a Schedule I chartered bank.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

5.	FIXED ASSETS

			Accumulated	Net book
	August 31, 2009	Cost	depreciation	value
	Office equipment	$3,866	$980	$2,886
	Computer hardware	14,575	4,158	10,417
	Computer software	35,364	33,654	1,710
		$53,805	$38,792	$15,013

			Accumulated	Net book
	November 30, 2008	Cost	depreciation	value
	Office equipment	$3,866	$500	$3,366
	Computer hardware	11,511	1,661	9,850
	Computer software	35,364	31,311	4,053
		$50,741	$33,472	$17,269

6.	MINERAL PROPERTIES

		Expenditures		Value
	Balance,	capitalized,		ascribed to	Balance,
Nine months ended	beginning	net of	Impair-	warrants	end
August 31, 2009	of period	recoveries	ment	received	of period
Copper King
Milford (a)	$4,128,838	$–	$–	$–	$4,128,838
MAN Project (b)	9,233,860	(749,282)	–	–	8,484,578
Salt Chuck (c)	200,260	24,469	–	–	224,729
Fond du Lac (d)	4,325,182	7,906	–	–	4,333,088
William Lake (e)(i)	20,537,382	65,584	–	–	20,602,966
Forgues and Haut Plateau East (e)(ii)	(75,124)	4,322	–	–	(70,802)
Manibridge (e)(iii)	429,612	1,590	–	–	431,202
Raglan (e)(iv)	351,392	228,974	–	–	580,366
Rainbow (e)	12,538	634	–	–	13,172
	$39,143,940	$(415,803)	$–	$–	$38,728,137

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Unaudited)

6.	MINERAL PROPERTIES (continued)

	(a)	Copper King, Milford, Utah, United States

The Copper King, Milford properties are operated by Copper King Mining Corporation (also referred to as Western Utah Copper Company – “WUCC”). The Company has an agreement with WUCC to receive 1% of net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at US$10 million ($11 million) and may be subject to a net profits interest on copper production from certain claims (held by a group of private investors that include a current director of the Corporation– see Note 12) which will not exceed US$1.2 million ($1.3 million) in the aggregate. See Note 16 – Contingencies.

	(b)	MAN Property, Alaska, United States

The 72,519 hectare (179,200 acre) MAN Property is located 400 km southeast of Fairbanks, Alaska. During the year ended November 30, 2008 the Company entered into an agreement with Itochu Corporation under which it agreed to reimburse the Company for exploration expenses incurred at MAN to a maximum of US$6.5 million (approximately $7.1 million at current foreign exchange rates) in 2008 and 2009. The reimbursement for 2008 was received during that fiscal year, and exploration expenses capitalized are recorded net of the reimbursement received. Under the agreement, Itochu has the right to earn up to a 75% interest in the MAN property by investing an aggregate of US$40 million (approximately $44 million) and meeting certain other conditions, by 2013.

	(c)	Salt Chuck, Alaska, United States

The Salt Chuck property consists of mining claims covering approximately 250 hectares (620 acres) near the historic Salt Chuck mine on Prince of Wales Island, Alaska.

	(d)	Fond du Lac Project (formerly known as Axis Lake Project), Saskatchewan, Canada

Fond du Lac is located in northern Saskatchewan and comprises six contiguous claims covering 30,640 hectares (75,713 acres), on the northern edge of the Athabaska Basin. In 2007, the Company agreed with Red Dragon Resource Corp. to acquire 100% ownership of the project by paying $100,000 and issuing 1,000,000 common shares to Red Dragon.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Unaudited)

6.	MINERAL PROPERTIES (continued)

(e) Former Xstrata properties

In 2007, the Company purchased the property rights for the properties listed below from Xstrata Nickel, a division of Falconbridge Limited, subject to a 2% net smelter return royalty. In addition, Xstrata has a one-time right to repurchase a 50% working interest in any one of the properties if certain conditions are met. Xstrata also has the right to purchase 100% of the ore produced at market prices.

(i) William Lake, Manitoba, Canada

The William Lake property is located in central Manitoba. During 2008, the Company entered into an option agreement with Rockcliff Resources Inc. under which Rockcliff may earn up to a 70% interest in the Tower property located within the William Lake property area.

(ii) Forgues and Haut Plateau East, Quebec, Canada

In 2007, the Company granted Manicouagan Minerals Inc. an option to earn up to a 70% interest in 39 mining claims comprising the Forgues and Haut Plateau East project in Quebec. Manicouagan may earn 50% interest in the properties by spending a minimum of $750,000 on the property before the second anniversary date. Manicouagan may earn an additional 20% if, within 60 days of the second anniversary of the agreement, Manicouagan elects to spend an additional $1.5 million for a further 12 months in the same manner. This is a related party transaction as a director of the Company is the founder and a significant shareholder of Manicouagan (Note 12).

(iii) Manibridge, Manitoba, Canada

The Manibridge property is located in Manitoba, 28 km. southwest of Thompson. The Company has a 50-50 joint venture agreement with Crowflight Minerals Inc. to explore for deposits. Each party must contribute properties as well as $3 million each, over a four year period to fund preliminary exploration activities. The Company also has an option to earn a 50% interest from Crowflight in an area surrounding the joint venture area subject to meeting certain expenditure requirements.

(iv) Raglan, Quebec, Canada

During 2008 the Company commissioned a VTEM aerial survey of the SR1 claims in the Raglan mining district. Also, during 2008 the Company entered into an agreement with Minergy Limited under which it granted Minergy an option to earn an interest of up to 70% in 393 mining claims comprising the Nuvilik and POV properties, also in the Raglan mining district.

7.	SHARE CAPITAL

	(a)	Share capital consists of unlimited authorized common shares without par value. 67,765,559 common shares are issued and outstanding (2008 – 67,765,559).

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Unaudited)

7.	SHARE CAPITAL (continued)

(b) Stock options
		Weighted
		average
	Number of	exercise
	shares	price $
Outstanding, November 30, 2006	100,000	0.20
Granted	3,650,000	0.99
Exercised	(100,000)	0.20
Outstanding, November 30, 2007	3,650,000	0.99
Granted	1,075,000	0.26
Forfeited	(300,000)	0.79
Expired	(250,000)	0.90
Outstanding, November 30, 2008	4,175,000	0.83
Granted	785,000	0.06
Expired	(1,200,000)	0.88
Outstanding, February 28, 2009	3,760,000	0.65
Granted	500,000	0.065
Expired	–	–
Outstanding, May 31, 2009	4,260,000	0.58
Granted	200,000	0.265
Expired	–	–
Outstanding, August 31, 2009	4,460,000	0.56

The following stock options are outstanding and exercisable at August 31, 2009:

	Options outstanding			Options exercisable
Exercise prices $	Number of shares	Weighted average remaining contractual life in years	Weighted average exercise price $	Number of shares	Weighted average exercise price $
0.06	785,000	2.3	0.06	410,000	0.06
0.065	500,000	2.6	0.065	500,000	0.065
0.26	975,000	1.6	0.26	900,000	0.26
0.265	200,000	2.8	0.265	200,000	0.265
0.31	100,000	1.4	0.31	100,000	0.31
0.79	100,000	1.0	0.79	100,000	0.79
0.90	975,000	0.6	0.90	975,000	0.90
1.07	100,000	1.2	1.07	100,000	1.07
1.30	250,000	0.8	1.30	250,000	1.30
1.45	100,000	0.8	1.45	100,000	1.45
1.50	250,000	0.7	1.50	250,000	1.50
1.55	125,000	0.7	1.55	125,000	1.55
	4,460,000	1.5	0.56	4,010,000	0.62

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Unaudited)

7.

SHARE CAPITAL (continued)

	Stock options outstanding at August 31, 2009 expire from March 27, 2010 to June 17, 2012.

	(c)	Warrants

						Weighted
						average
					Number	exercise
					of shares	price $
		Outstanding, November 30, 2006			–	–
		Issued			20,000,004	1.66
		Outstanding, November 30, 2007			20,000,004	1.66
		Expired			(5,000,003)	1.20
		Outstanding, November 30, 2008			15,000,001	1.82
		Expired			(11,000,001)	1.75
		Outstanding, August 31, 2009			4,000,000	2.00

		Outstanding warrants expire May 11, 2010.

	(d)	Agent Unit Warrants

						Weighted
						average
					Number of	exercise
					units	price $
		Outstanding, November 30, 2008 and 2007			629,370	1.25
		Expired, January 9, 2009			(629,370)	1.25
		Outstanding, August 31, 2009			–	–

8.	CONTRIBUTED SURPLUS

			Three months	Three months	Nine months	Nine months
			ended	ended	ended	ended
			August 31,	August 31,	August 31,	August 31,
			2009	2008	2009	2008
		Balance, beginning of period	$11,673,689 $	11,575,829	$11,615,950	$11,362,381
		Stock-based
		compensation expense	41,806	16,263	99,545	229,711
		Balance, end of period	$11,715,495 $	11,592,092	$11,715,495	$11,592,092

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

9.

STOCK-BASED COMPENSATION

During the nine months ended August 31, 2009, the Company granted 1,485,000 stock options to officers, employees and consultants of the Company (August 31, 2008 – 1,075,000). The weighted average exercise price of the options granted was $0.09 (August 31, 2008 - $0.26). The fair value of each option was calculated using the Black-Scholes option-pricing model at the date of each grant using the following assumptions:

	Nine months	Nine months
	ended	ended
	August 31, 2009	August 31, 2008
Expected option lives	3.0 years	3.0 years
Risk-free interest rate	1.04%-1.79%	3.04%-3.47%
Expected dividend yield	0%	0%
Expected stock price volatility	119%-128%	108%-117%

During the nine months ended August 31, 2009, the Company recognized $99,545 of compensation expense (2008 - $229,711), which has been recorded in the consolidated statements of operations, comprehensive loss and deficit.

10.	INCOME TAXES

In assessing the realization of the Company’s future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future income tax assets considered realizable could change materially in the near term based on future taxable income generated during the carry-forward period.

11.	LOSS PER SHARE

The weighted average number of shares outstanding used in the computation of loss per share for the nine months ended August 31, 2009 and August 31, 2008 was 67,765,559. Outstanding stock options and warrants have not been considered in the computation of diluted loss per share as the result is anti-dilutive.

12.	RELATED PARTY BALANCES AND TRANSACTIONS

During the nine months ended August 31, 2009, the Company incurred legal expenses, which are included within administration and general expenses, with a firm of which a director of the Company was a principal, of $23,986 (2008 - $196,368), and paid directors of the Company, and companies controlled by directors of the Company, $ nil (2008 - $79,083) for consulting services. These transactions were in the normal course of operations and have been recorded at the exchange amounts which the parties believe to be fair value. As described in Notes 6(a) and 6(f) respectively, a director of the Company is part of a group of investors that has a net profit interest in copper production of the Copper King property, and a director is the founder and a significant shareholder of Manicouagan Minerals which holds an option in one of the Company’s properties.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Unaudited)

13.	FINANCIAL INSTRUMENTS

	(a)	Fair value

Financial instruments comprise cash and cash equivalents, short-term investments, amounts receivable, accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair value due to their short-term maturities.

Investments consist of warrants to purchase common shares of other entities. These are accounted for as derivatives, and thus recorded at their fair value, which at August 31, 2009 was $16,725. The value was calculated using the Black-Scholes option pricing model which takes into account various factors including the strike price of the warrants, the current market prices of the underlying securities and the expected volatility of the prices of the underlying securities. The latter two factors may fluctuate significantly during the term that the warrant is held. In addition, the value of the warrants is reduced as time goes by and the time remaining until expiry is reduced. For these reasons, the fair value of the investments may fluctuate significantly, with the maximum loss restricted to the fair value of the investments noted above.

	(b)	Credit risk

The following assets are exposed to credit risk: cash and cash equivalents, and short-term investments. The Company maintains all of its cash and cash equivalents and short-term investments invested in demand deposits and short-term instruments at a major Canadian financial institutions. Most of these amounts are not insured but depend upon the general creditworthiness of the institution. The Company believes that exposure to credit risk is low.

	(c)	Liquidity risk

The Company has no debt and almost all of its financial assets are liquid, therefore has very limited exposure to liquidity risk.

	(d)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

	(e)	Currency risk

As the Company operates in the United States, some of the Company’s financial instruments and transactions are denominated in United States funds. Fluctuation in the exchange rates between the United States dollar and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations.

At August 31, 2009, the Company had net monetary assets denominated in United States funds of $1,904,238. An increase of 15% in the Canada to U.S. dollar exchange would result in an increase in the net loss and comprehensive loss of $312,771, and a reduction of 15% would result in a reduction in the net loss and comprehensive loss of $312,771. Management believes that it is not likely but it is possible that the exchange rate could fluctuate by more than 15% within the next 12 months.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Unaudited)

14.	CAPITAL DISCLOSURES

The Company considers all of the components of shareholders’ equity to be capital. The Company’s objectives in managing capital are to safeguard its ability to operate as a going concern and to generate a superior return to shareholders. The Company has no debt and does not expect to enter into debt financing. It expects to finance exploration activity through joint ventures, sales of property interests, and by raising additional share capital when market conditions are suitable. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements. There were no changes to the Company’s approach to capital management during the period.

15.	SEGMENT DISCLOSURES

The Company’s fixed assets and mineral properties by geographic distribution are as follows:

August 31, 2009	Canada	United States	Total
Fixed assets	$15,013	$–	$15,013
Mineral properties	25,889,992	12,838,145	38,728,137
	$25,905,005	$12,838,145	38,743,150

November 30, 2008	Canada	United States	Total
Fixed assets	$17,269	$–	$17,269
Mineral properties	25,580,982	13,562,958	39,143,940
	$25,598,251	$13,562,958	$39,161,209

16.	CONTINGENCY

On June 15, 2009 the Company filed an action for declaratory relief against Western Utah Copper Company (WUCC) in the United States District Court, Utah, requesting interpretation of and the status and rights under an agreement (see Note 6(a)). On July 20, 2009, WUCC filed an answer and counterclaim, and on August 10, 2009, the Company filed a response to the counterclaim. Management believes that the counterclaim is without merit. Therefore, no provision has been made for the counterclaim in the financial statements.

17.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current presentation.